UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(               )*

SiteStar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82980W101

(CUSIP Number)

Frank R. Erhartic, Jr., 7109 Timberlake Rd, Lynchburg VA 24502/Phone: (434)239-4272

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (Entities Only)
Frank R. Erhartic, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization
United States of America

	7.	Sole Voting Power
		12,737,985
Number of Shares
Beneficially Owned	8.	Shared Voting Power
by Each Reporting		24,883,980
Person with
	9.	Sole Dispositive Power
		12,737,985

	10.	Shared Dispositive Power
		24,883,980

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
24,883,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11)
33.6%

14.	Type of Reporting Person
IN

Item 4. Purpose of Transaction

On December 19, 2014, the “Jeffrey Moore Shareholder Group” sent a letter to SiteStar Corporation’s (the “Company”) CEO Frank Erhartic, Jr., calling for a special meeting of shareholders to elect directors to the Company’s board. The Jeffrey Moore Shareholder Group then filed a proxy solicitation seeking to nominate nine board members, none of which include current management of the Company. The Frank Erhartic, Jr. Shareholder Group will file a proxy as well.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2015

Date

Signature

Frank R. Erhartic, Jr.

Name

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)